NAPA

GPC

75 Years of Progress

EIS

SPR

Genuine Parts Company
2002 Annual Report

CORPORATE PROFILE


27
52
17
%
4

net sales by segment

AUTOMOTIVE	52%
INDUSTRIAL	27%
OFFICE PRODUCTS	17%
ELECTRICAL/ELECTRONIC	4%


6,588
7,951
8,370
8,221
8,259
98 99 00 01 02

net sales
IN MILLIONS OF DOLLARS


356
378
385
362
297
368
(28)
98 99 00 01 02

net income (loss)
IN MILLIONS OF DOLLARS
After unusual charges
After cumulative effect


1.98
2.11
2.20
2.08
1.71
2.10
(.16)
98 99 00 01 02

diluted earnings (loss) per share
IN DOLLARS
After unusual charges
After cumulative effect


2,053
2,178
2,261
2,345
2,130
98 99 00 01 02

shareholders' equity
IN MILLIONS OF DOLLARS

financial highlights

	2002	Increase/ (Decrease)	2001	Increase/ (Decrease)	2000
Net Sales	**$ 8,258,927,000**	0.5%	$ 8,220,668,000	(2%)	$ 8,369,857,000
Before Cumulative Effect and Unusual Charges:					
Income Before Income Taxes	**605,736,000**	0.3%	603,813,000**	(7%)	646,750,000
Income Taxes	**238,236,000**	(2%)	242,289,000**	(7%)	261,427,000
Net Income	**367,500,000** *	2%	361,524,000**	(6%)	385,323,000
Current Ratio	**3.1**	-	3.4	-	3.1
Shareholders' Equity	**2,130,009,000**	(9%)	2,345,123,000	4%	2,260,806,000
Rate Earned on Shareholders' Equity at the Beginning of the Year	**15.7%***	-	16.0%**	-	17.7%
Average Common Shares Outstanding-Assuming Dilution	**175,104,000**	-	173,633,000	-	175,327,000
Per Common Share:					
Diluted Net Income, excluding cumulative effect and unusual charges	**$2.10**	1%	$2.08	(5%)	$2.20
Diluted Net (Loss) Income	**($0.16)**	-	$1.71	(22%)	$2.20
Dividends Declared	**$1.16**	2%	$1.14	4%	$1.10

*Excluding cumulative effect of a change in accounting principle in 2002. After cumulative effect adjustment, net loss was $(27,590,000).

**Excluding unusual charges in 2001. After unusual charges, income before income taxes was $496,013,000, income taxes were $198,866,000, and net income was $297,147,000.

Genuine Parts Company, founded in 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves numerous customers from more than 1,850 operations and has approximately 30,700 employees.

SEGMENTS AT A GLANCE

Automotive Parts Group

The Automotive Parts Group, the largest division of Genuine Parts Company, distributes automotive replacement parts, accessory items, and service items. This Group operates 57 NAPA distribution centers, 4 Balkamp distribution centers, 6 Rayloc facilities, and 11 Johnson Industries facilities and serves approximately 5,800 NAPA Auto Parts stores throughout the United States. This Group also includes NAPA Canada/UAP with 15 distribution centers that serve 650 wholesalers and Auto Todo with 10 distribution centers and 18 company-owned stores in Mexico.

Web site: NAPAonline.com

Major Products

Access to over 300,000 items including:

Automotive Replacement Parts	Tools and Equipment
Heavy Duty Parts	Automotive Accessories
Farm and Marine Supplies	Paint and Refinishing Supplies

Market Emphasis

The Automotive Parts Group offers a broad assortment of automotive related products to both professional and do-it-yourself customers.

Product Innovation

The Group distributes thousands of products under the NAPA brand name. The NAPA brand is built on quality and strength and is recognized as the first choice of the professional customer. NAPA continues to enhance its offering with innovative packaging, high quality products, and complete marketing support.

Automotive Parts Group Locations

- 57 *GPC Distribution Centers*
- 6 *Rayloc Facilities*
- 4 *Balkamp Distribution Centers*
- 11 *Johnson Industries Facilities*
- 900 *Company-Owned NAPA AUTO PARTS Stores*
- 253 *NAPA Canada/UAP Facilities*
- 28 *Auto Todo Facilities (Mexico)*



43
28
10
13
49
85
25
15
41
22
20
26
38
6
20
35
28
35
13
40
18
17
31
12
51
46
20
16
17
11
18
23
45
65
23
101
28

Industrial Parts Group

The Industrial Parts Group offers more than 3 million industrial replacement parts including bearings, mechanical power transmission, electrical power transmission, hydraulic, pneumatic, and hose products. With 24/7/365 service capabilities, the Industrial Group operates from 504 locations across the United States, Mexico, and Canada, serving industrial customers throughout all industry segments.

Web site: Motion-industries.com

Major Products	Service Capabilities
Bearings	24/7/365 Product Delivery
Mechanical Power Transmission	Application and Design
Automation	Repair and Fabrication
Electrical Power Transmission	Inventory Management Logistics
Hydraulics	Quality (ISO) Processes
Pneumatics	Extensive Training Programs
Hose	Technology
Industrial Supplies	*Web-based e-business format*
	Real-time access to all transactions
	Knowledge Database

Market Emphasis

Providing quality 24/7/365 product delivery, application, repair and fabrication services, effective inventory management, technical expertise, and just-in-time response.

Product Innovation

An expanded product offering includes a complete pneumatics line, industrial automation products and technical expertise, and general industrial supplies to allow customers to consolidate purchases and effectively manage inventories.

Industrial Parts Group Locations

- 9 *Distribution Centers*
- 466 *Branches*
- 29 *Service Centers*



Office Products Group

The Office Products Group distributes over 30,000 business products from 43 distribution centers in the United States and Canada. S.P. Richards Company sells its products through a network of over 7,000 independent and national business products resellers.

Web site: sprichards.com

Major Products

Filing Supplies
Office Furniture
Office Machines
Computer Supplies & Accessories
Consumer Electronics
School Supplies
Janitorial & Breakroom Supplies
Writing Instruments
Desk Accessories
Paper Products

Market Emphasis

The Office Products Group makes available for resale virtually any product used in business or by business. This strategy allows the Company's resellers to become the "single source" for the business products end user.

Product Innovation

The Office Products Group has developed four proprietary brands of products:

- Sparco Brand office supplies
- Nature Saver Brand recycled office supplies
- Compucessory computer accessories
- Elite Image printer supplies

Office Products Group Locations

36 Office Products and Furniture Distribution Centers
2 Furniture Only Distribution Centers
1 Horizon Data Supplies Distribution Center
4 S.P. Richards Canada Distribution Centers



Electrical/Electronic Materials Group

EIS supplies and manufactures a full range of critical products for electronic and electrical apparatus. From insulation and conductive materials, to assembly tools, test equipment and customized parts — EIS serves as an important single source to Original Equipment Manufacturers, Repair Shops, Printed Circuit Board Manufacturers and the Electronic Assembly Market.

Web site: eis-inc.com

Major Products

Adhesives & Encapsulants
Drill Back-up/Entry
Hand Tools/Soldering Equipment
Magnet Wire
Pressure Sensitive Tapes
Static Control Products
Copper Clad Laminate
EMI/RFI Shielding
Insulating Papers
Motors & Bearings
Solder & Chemicals
Varnish & Resins

Market Emphasis

The Electrical/Electronic Materials Group serves as The One Source for products used in the manufacturing and repair of electrical and electronic apparatus. By stocking a broad product line locally, offering a variety of inventory management solutions, and manufacturing custom-engineered products, EIS is able to partner with customers to become their Single Source supplier.

Product Innovation

The Electrical/Electronic Materials Group carries quality products from the leading manufacturers in the electrical and electronic industries. As a result, EIS provides the best selection, the most responsive service and the best delivery in the industry.

Electrical/Electronic Materials Group Locations

33 Facilities



TO OUR SHAREHOLDERS

We would characterize the year of 2002 as another challenging one but with a number of positives to report for Genuine Parts Company. First, we can report that both sales and earnings increased for the year. The increases were modest but returned us to the pattern of improving our results as we have done consistently through the years. Secondly, we can report that we remain financially strong and with a balance sheet that will support our opportunities and activities for the future.

Total sales reached $8.25 billion in 2002, up slightly compared to the previous year. Net earnings were $367 million, an increase of 2%. Earnings on a per share basis were $2.10 compared to the $2.08 produced in 2001. The earnings number for 2002 is before the cumulative effect of a change in accounting principle and the 2001 earnings figure excludes the effect of non–recurring charges taken in the final quarter of that year. After the cumulative effect adjustment described in the next paragraph, we had a net loss in 2002 of $27.6 million and in 2001, net income of $297.1 million including the effect of the non-recurring charges.

As we mentioned in our 2002 first quarter report, we recorded a non-cash charge of $395 million as of January 1, 2002 related to our goodwill impairment. This adjustment resulted from the completion of impairment testing in conjunction with the new Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets". The charge was recorded as a cumulative effect of a change in accounting. The majority of the goodwill written down related to acquisitions made in 1998 and 1999 and under prior accounting standards would have been amortized over an extended period of time. Our core U.S. operations for NAPA, Motion and S.P. Richards were not affected by this change and we continue to have a positive outlook on the operations that were affected by this change.

Financial Strength

The Company's financial condition is excellent and our balance sheet remains strong. Our current assets were 3.1 times current liabilities at the end of the year. To fund our cash requirements we generated $498 million in cash flow from operations. Capital expenditures of $65 million were in our normal range and included funds to maintain and improve our facilities, equipment, systems and technology projects. We also used cash to reduce our total debt in 2002 by approximately $100 million, decreasing our total debt to total capitalization ratio to 27% compared to 28% at the end of 2001. Continued reduction of our debt will remain a priority for us again in 2003. During the year the Company also purchased approximately 400,000 shares of our Company stock, leaving a balance of 7.2 million shares authorized to be repurchased. We believe that a gradual share repurchase plan combined with a meaningful cash dividend will add value for our shareholders over time.

Dividends

2002 was our 46th consecutive year of dividend increases, with dividends of $1.16 per share. We are proud of our dividend record, and are pleased that on February 17, 2003, the Board of Directors increased the cash dividend payable April 1, 2003 to an annual rate of $1.18 per share. This equals 56% of our 2002 earnings before the effect of a change in accounting principle and becomes our 47th consecutive year of dividend increases.

Progress in Operations

As we mentioned earlier in our remarks we were able to show improvement in both sales and earnings for the year. At mid year our results in sales and earnings trailed the previous year and it was apparent that our economy was showing little change to stimulate business activity. We feel fortunate that our operations found a way in the second half of the year to generate an improved picture with revenue gains in both the third and fourth quarters.

For the year, revenues in our Automotive Group were up 2% for the year and presented our most consistent picture with sales showing some increase in all four quarters. While this level of growth does not meet our expectations for the longer term, we believe the fundamentals are in place to support a gradual


Larry L. Prince
Chairman of the Board
Thomas C. Gallagher
President

improvement in the automotive aftermarket in the months and years ahead. Vehicle demographics, miles driven and a number of other factors are favorable for our future in the Automotive segment. In addition, we believe that our NAPA marketing plans in the U.S. and Canada, along with growth plans in our other Automotive activities, will accelerate our growth as we move through 2003.

After a slow start both Motion Industries and S.P. Richards, our Industrial and Office Products segments, posted sales gains for the year driven by a positive performance in the later months. Both segments produced revenue increases of 5% in the final quarter and outpaced market growth in their industries. EIS, our Electrical segment, was down 6% for the final quarter, and while we never like decreases, this was their smallest in a number of quarters and the worst certainly seems to be behind us for this business group.

We can quickly summarize by saying that we believe each of our businesses will continue a gradual improvement in revenues in the coming months of 2003. We see no major breakthroughs but just steady improvement toward the mid single digit range for GPC. We have made our growth plans for 2003 with no anticipation that the economy will show meaningful change. We expect that all our business segments will also operate more efficiently so that earnings growth will meet or slightly exceed our revenue growth.

As a closing note on operations, we believe we can do a better job of managing our inventories in 2003. Inventories are a major investment for us and both our balance sheet and our earnings will benefit from our efforts in this area. Our Industrial and Automotive operations in particular offer opportunities for meaningful improvement and this will be accomplished without impacting our service levels, which remain excellent at this time.

GPC Directors

Two of our outstanding Directors, Bradley Currey, Jr. and Alana S. Shepherd, have reached the retirement age for our Directors and will retire in April. Mr. Currey is the retired Chairman of the Board of Directors of Rock-Tenn Company and has served on our Board since 1990. Ms. Shepherd is Secretary of the Board of Directors of The Shepherd Center and has served as a Director of the Company since 1993. We wish to thank Brad and Alana for their years of valuable service to our Company. They have both been splendid contributors to our Company and we will miss them.

We are asking the shareholders to elect two new Directors at the April 21, 2003 Shareholders' Meeting. The GPC Board, at its scheduled meeting in November 2002, elected Dr. Mary Brown Bullock and Mr. John D. Johns to serve on our Board and invited them to be nominees for election by the shareholders. Dr. Bullock is President of Agnes Scott College, in Atlanta, Georgia and is the current Chair of the National Association of Independent Colleges and Universities (NAICU), an organization that represents nearly 1,000 U.S. higher education institutions. Mr. Johns is Chairman, President and Chief Executive Officer of Protective Life Corporation, in Birmingham, Alabama and has held positions of President and Chief Operating Officer, and Chief Financial Officer of Protective Life. Dr. Bullock and Mr. Johns bring a high level of expertise to our Board and we will be most fortunate to have them join us. We look forward to the strength and talents they will provide in the coming years.

Looking Ahead

Despite facing a difficult economy with no immediate signs of substantial improvement, we look ahead to 2003 with plans for continued growth in both sales and earnings. Most of our gains will come from organic growth and increased unit volume as we do not anticipate material acquisitions in our businesses and we expect only modest price increases. We are fortunate to be market leaders in each of our four business segments, and the markets we serve remain highly fragmented. Growth opportunities are there for us and we are optimistic that we can achieve market share gains as we look ahead.

We hope you will take time to review the remainder of the Annual Report. Our plans and programs for our four business groups are described in some detail in these pages.

In closing, we thank our outstanding group of customers, suppliers and the entire GPC team for their dedicated efforts in 2002 and their commitment to a successful year of growth in 2003.

Respectfully submitted,

Larry L. Prince
Chairman of the Board

Thomas C. Gallagher
President

March 3, 2003


0.71
0.77
0.84
0.89
0.96
1.00
1.04
1.10
1.14
1.16
93
94
95
96
97
98
99
00
01
02

dividends per share*
IN DOLLARS
*Restated to reflect stock splits.

Date	Amount	One Share Became
March 1959	100%	2 shares
April 1962	200%	6 shares
December 1967	50%	9 shares
May 1970	50%	13.5 shares
May 1972	100%	27 shares
April 1979	50%	40.5 shares
April 1984	50%	60.75 shares
May 1987	50%	91.125 shares
April 1992	50%	136.69 shares
April 1997	50%	205.04 shares

summary of stock dividends


NAPA

AUTOMOTIVE
PARTS GROUP

Genuine Parts Company's Automotive Parts Group, North America's leading distributor of automotive parts and accessory items, distributes to a wide range of markets. The Automotive Parts Group consists of 57 NAPA Distribution Centers in the United States serving over 5,800 NAPA AUTO PARTS stores, of which approximately 900 are company-owned. This group also includes Balkamp, Inc., a majority-owned subsidiary that purchases, packages and distributes over 25,000 service and supply items through the NAPA system. We also operate five plants where automotive parts are rebuilt and distributed under the name Rayloc®. Furthermore, within the Automotive Group, we operate Johnson Industries, one of the nation's largest independent distributors of ACDelco, Motorcraft and other aftermarket parts, equipment and supplies.

Our market reach extends throughout North America with enterprises in Canada and Mexico. UAP Inc., which we acquired in December 1998, is Canada's leading automotive distributor as well as Canada's largest heavy-vehicle parts distributor through the TW/Traction division. We have made excellent progress integrating our Canadian operations. UAP's operating programs and marketing initiatives have been fully integrated into the NAPA system, and they are now going to market as NAPA. We are represented in Mexico by Auto Todo, one of the largest automotive aftermarket players in Mexico. This is a market that offers us tremendous potential and we believe we are positioned to take advantage of it.

No one is better suited to serve the automotive aftermarket in North America than our Automotive Parts Group. With decades of distribution expertise, the Automotive Parts Group serves as the leading provider of products and services in the automotive aftermarket, with the latest technology in place to capitalize on varied growth opportunities afforded us through a diverse customer base.

The economic slowdown that had affected all businesses in 2001 carried through 2002. While many industries and companies report decreases for 2002, our Automotive Parts Group was able to post a revenue increase of 2%. However, we are not satisfied with these results and expect to see better growth in 2003. The following paragraphs will address how we plan on accomplishing stronger growth.

POSITIVE TRENDS

Several positive trends should help energize the automotive aftermarket and our performance in 2003 and beyond. The Automotive Parts Group is fortunate to be part of a large, essential industry that is projected to grow an average of 4-5% annually during the next five years.

Aging Vehicles

After several years of high sales fueled by incentives and interest rates, new car sales are expected to slow to normalized levels of demand. Combined with other factors such as a growing vehicle count – 200 million on U.S. roads, an increase in the number of vehicles per licensed driver – 1:1 now, continuing increases in miles driven and accumulated mileage – 99,000 for cars and 104,000 for light trucks, and the rising age of vehicles on the road, the demand for replacement parts will grow. The average age of passenger cars is now 9.5 years (up 1.2 years since 1993), while light trucks are now an average of 8.3 years old. Vehicles over 10 years old now represent nearly 40 percent of the vehicle population. Most important, the number of vehicles entering the 6+ year range — a tremendous opportunity for us — are expected to grow significantly in the next five years as a result of record new vehicle sales beginning in the mid-1990's.

High-Volume, High Ticket Needs

Light trucks and sport utility vehicles (SUVs) continue to be extremely popular — accounting for more than half of new vehicles sold in the past two years. Since 1992, the light truck population has increased 50% and now comprises over 38% of the total light vehicle fleet. Replacement parts for these vehicles tend to be more expensive and NAPA stores are well positioned to meet their high-volume parts and accessory needs.

Opportunities for Expanded Distribution

We believe that continued consolidation of aftermarket players will result in greater share for our strong NAPA brand and business model. In 2002, our group converted several significant Non-NAPA auto parts operations into both independently and company-owned NAPA AUTO PARTS stores. In 2003, NAPA will explore more options for additional high-quality changeover opportunities, as well as expansion into new markets. Our goal is to open a minimum of 50 new independently owned and 50 company-owned stores, as well as improve performance in existing markets by reviewing change-over opportunities, new ownership potential and store location updates.

A PREMIER BRAND

Each day, millions of people choose NAPA to meet their automotive parts and accessories needs. That's because — whether they own an automotive service facility or they are a do-it-yourselfer — the NAPA brand means quality parts and quality people. Backed by the NAPA National Warranty Program, as well as parts and labor warranties for automotive repair facility customers, the quality of NAPA parts is legendary. Just as important are the trusted professionals who wear the NAPA AUTO PARTS uniform. In both product knowledge and customer service, they are highly regarded for their understanding of the automotive parts business and what it takes to succeed. In fact, no other auto parts supplier has more ASE*-Certified Parts Specialists than NAPA (*Through exams and proof of performance, the National Institute for Automotive Service Excellence (ASE) certifies qualified


3,262
4,085
4,164
4,253
4,335
98 99 00 01 02

automotive parts group net sales
IN MILLIONS OF DOLLARS

professionals in the automotive parts, service and repair industry).

EMPHASIS ON TECHNOLOGY

Electronic Connectivity

The Automotive Parts Group continues to distinguish itself through a commitment to new and improved technologies. NAPA AUTO PARTS stores will continue to invest in electronic connectivity that will streamline their sales and delivery process, making NAPA and its customers more efficient and profitable. NAPA PartsPRO electronic cataloging prompts store personnel through screens with key vehicle information to help them quickly and accurately find the parts a customer needs. Images of each part, plus vehicle-specific component diagrams and other graphics put a world of knowledge at the operator's fingertips, increasing their service level and value to customers. Harnessing the power of the Internet, our new PRO-Link software connects repair facilities with NAPA stores to provide faster, more complete access to parts inventory. These and other technologies make it easier for professional customers to do business with our stores, increase customer loyalty, and help our stores build significant new sales.

Enhanced Store Inventories

Today's vehicles utilize more specialized and unique parts than ever before. The ability to effectively track and assess NAPA AUTO PARTS stores' inventories to properly align their product supply with local market needs is critical. A new electronic tool called Marketplace Inventory Classification (MIC) will be rolled out in 2003 to fulfill this requirement for the NAPA stores. Using vehicle registrations by ZIP codes and individual store sales, MIC can pinpoint and forecast products that will be fastmovers and help NAPA stores have the right parts in stock when customers need them. To that end, we continue to upgrade the capabilities of our inventory systems and the electronic connection between our Distribution Centers and NAPA AUTO PARTS stores.

KEY OPPORTUNITIES FOR GROWTH

From our NAPA AutoCare Center Program to new channels for distributing our products, the Automotive Parts Group and NAPA have many initiatives in place to generate sales and profit growth.

Wholesale Markets

Supplying parts to professional installers and repair facilities has always been our greatest strength and continues to be a growth area for the Automotive Group. From our unparalleled parts inventory to new technologies to help increase productivity and profitability for stores and their customers, we believe no other company is better suited to service the installer customer than NAPA. To complement these services, our well-trained professional outside salespeople assist installers with their parts needs, and work with factory-trained representatives for additional technical knowledge and assistance. Also, our distribution network allows us to deliver parts to our customers quickly and efficiently. Our valuable experience with installers over the years and our growing understanding of their needs position NAPA to grow these profitable relationships in 2003 and forward.

At the core of our wholesale business is the NAPA AutoCare Center Program, the nation's largest independent automotive service and repair network, with approximately 12,000 NAPA AutoCare Centers at the end of 2002. The Program offers independent repair facilities a complete package of benefits and business support, ranging from advertising to technical and business management training to a nationwide warranty program. The NAPA stores benefit as they serve the NAPA AutoCare Centers – creating a real win-win relationship. As planned, the Program enjoyed significant growth in 2002, and growth opportunities for new NAPA AutoCare Centers continue to be identified for 2003 and beyond.

Major Accounts

NAPA enters 2003 as the partner of choice for some of the nation's leading companies in the automotive repair chain. "Major Accounts" such as AAA, Sears, Goodyear, Midas, BPAmoco, CARMAX and Firestone are some of the national service center chains that rely on NAPA as their preferred parts provider. NAPA secures these partnerships by offering fast delivery, complete inventory coverage with quality parts at competitive prices, and a national warranty program.

Sales to "Major Accounts" continue to grow as more and more large companies focus on "their" business and search elsewhere for inventory management solutions. NAPA is actively pursuing these customers to offer our expertise in this area and to become their partner of choice.

Integrated Business Solutions

We continue to focus on Integrated Supply Business Solutions for the automotive aftermarket. In an Integrated Supply program, NAPA manages parts that are redistributed within an entity, rather than resold in the commercial market. Although relatively new, it is NAPA's fastest-growing segment of business. Our greatest sales opportunities appear to be at government facilities and other high-volume fleets, as these types of customers have found Integrated Supply programs beneficial. NAPA is establishing a successful track record with these types of customers as well. In 2003, local and regional sales teams will continue to evaluate fleets, municipalities, military facilities, and other prospects within their trading area to develop new and profitable Integrated Supply Business Solutions.


NAPA 52
%

automotive parts group sales
NET SALES BY SEGMENT

Looking forward, we will continue to seek opportunities to combine the efforts of both major accounts and integrated supply. Government and private industry are looking for the cost savings and inventory management solutions that NAPA provides.

Retail/Do-it-Yourself Trade

The Retail segment of our business is an important part of our growth strategy, and — as a $36 billion market — offers significant potential for the Automotive Group. When walk-in, do-it-yourselfer customers visit a NAPA AUTO PARTS store, they will now — more than ever — be shopping in a clean, friendly facility that exceeds their expectations for an auto parts store. Through new merchandising initiatives, we are upgrading store exteriors and interiors to significantly enhance their customer appeal. Combined with our comprehensive retail skills training for store management and employees, and competitive pricing, we are creating an inviting and satisfying shopping environment for today's consumer.

As the NAPA brand is recognized by 95% of consumers, brand recognition is a powerful asset to our retail business. In 2003, we will continue to advertise on both a national and local level to reinforce brand awareness and NAPA as the source for the highest quality automotive parts and services – ultimately driving existing and new customers into NAPA AUTO PARTS stores. While employing a variety of high-visibility media, we will primarily reach the consumer via national television, radio and print advertising.

We will continue to build loyalty with our core customer base — both retail and wholesale — through our on-going NASCAR partnership and continued sponsorship of top-performer Michael Waltrip in the number 15 NAPA car. We are the only aftermarket group that is the primary sponsor of a Winston Cup team — creating a distinctive marketing advantage.

We are now looking ahead to all that we can accomplish in 2003 and beyond. The Automotive Parts Group is extremely well positioned to capitalize on its growth opportunities in the automotive aftermarket. Our goals are defined, our strategies are in place, and we look forward to a year of profitable growth.



INDUSTRIAL
PARTS GROUP

As North America's largest distributor of bearings, mechanical power transmission, electrical power transmission, hydraulic, pneumatic and hose products, Motion Industries supplies products and services throughout all industry segments in North America. Motion Industries distinguishes itself in the industrial market place by "Delivering the Difference." The difference is found in over 5,500 employees serving local markets through the branch location network. Service offerings include 24/7/365 product delivery, repair and fabrication, as well as Motion's integrated supply process. These services are supported through a sophisticated inventory, logistics and delivery system, customer access to over three million parts, and strategically located field product specialists to provide on-site technical support to meet the urgent demands of industry. Motion Industries meets the customer's needs through a total of 504 locations that include 466 branches, 9 distribution centers and 29 service centers throughout North America.

Headquartered in Birmingham, Alabama, Motion Industries began as a business enterprise in 1946 and has grown through acquisition and internal branch expansion since that date. Since its acquisition in 1976 by Genuine Parts Company, Motion Industries has grown in annual sales from $95 million to $2.2 billion in 2002.

2003 Market Growth Opportunities

Demand in the industrial markets served by Motion track industrial production and factory utilization. Despite continuing weak conditions in the manufacturing sector, Motion responded to these economic challenges by improving revenue growth each quarter in 2002. Motion Industries' growth plans and opportunities for 2003 include a combination of expanded products and services throughout the North American system. Support for delivering on these plans encompasses the addition of new product offerings, the implementation of warehouse management software at all North American distribution centers, and the enhancement of its e-business systems. Solidly positioned to deliver the difference, Motion Industries has identified opportunities in several new markets in 2003.

New Markets

The automotive market, with new plants opening throughout the southeastern area of the country, is a new avenue of growth for Motion Industries. The Company is experiencing success due to its capabilities in sourcing of product, affiliation with strategic suppliers, commitment to quality (ISO) programs, sophisticated inventory management programs, and a North American service network. Motion Industries is well positioned to respond to the rapid influx of automotive companies opening new plants in North America.

A current trend of industrial automation enables Motion Industries to respond to the ongoing shift from mechanical control systems to electronic control systems with its solid foundation in technical and product expertise. This opportunity creates a new market as manufacturers seeking greater productivity through automation benefit from Motion's proficiencies in this area. Motion meets this need with specialized knowledge in the areas of electrical control, linear motion, and fluid power to provide industrial automation solutions and products.

New Product Lines

Motion Industries' product offering now includes the most comprehensive hydraulic and most complete pneumatics products package available in today's marketplace with emphasis on both systems and product replacement. An enhanced pneumatic product inventory, along with a strong technical support offering, opens the door to new sales opportunities.

To maintain its commitment as a full-service distributor, offering systems and total solutions to customers, Motion Industries has expanded its product offering to include a segment of general industrial supply products through Mi Industrial. Mi Industrial provides mill supplies, safety supplies, janitorial products, and hardware to existing customers looking for convenience and cost savings. This entire product offering is available through Motion locations and may also be purchased online at www.MiIndustrial.com. Mi Industrial specialists serve as divisional resources for meeting this market need.

New Distribution Capabilities

Installation of the new Warehouse Management System (WMS) was successfully rolled out in two additional U.S. distribution centers during 2002. The new system was introduced to automate the entire logistics process through radio frequency-driven receiving, picking, and cross-docking at Motion Industries distribution centers. Implementation has resulted in increased efficiency and improved customer service. Installation of the WMS program in the remaining U.S. distribution centers is anticipated during 2003.

New Technology

Motion Industries leverages its technology to provide solutions for improved service and efficiency through a centralized operating system with real-time access to all transactions. In recent years, traditional EDI and customized e-procurement programs for customers and suppliers have been enhanced with a web-based procurement site to simplify the automated parts ordering process. In 2002, this site was upgraded to add user functionality, both supplier and customer, as well as product research capabilities, and access to a technical solutions database.

MiSupplierConnect links Motion Industries to some of its high-volume suppliers' ERP systems to expedite sourcing and delivery of non-stock or special items. Orders can be directly submitted from MiSupplierConnect, with an open purchase order for the requested parts. Users can determine the status of supplier orders through a combination of EDI order acknowledgements, EDI advance ship notices, and direct inquiries.

Another new offering for the customer is Asset Repair Tracking (ART), an electronic service that tracks items sent out for repair. ART is designed to assist with protection of customer assets and ensure production efficiencies by managing suppliers, providing single-source accountability for the entire repair process, and maximizing warranty coverage.

Technical Support and Training

One of the first in the industry to provide customers with technical specialists, Motion leads the industry in its breadth and level of technical expertise. Motion Industries has over 220 hose, electrical, and fluid power field specialists who specialize in 24-hour solutions and on-site product and system troubleshooting. Specialist expertise ranges from failure analysis to system design. Motion Industries' fluid power, mechanical power, electrical power, and bearing certified product experts have more than 36,000 hours in formal classroom and hands-on training.

The Motion Institute of Industrial Education offers product training, industry-specific process training, industrial certification programs, sales/management training, customized and in-plant classes, and continuing education classes. Motion Institute offers 12 classes that are college accredited by the American Council on Education. This wide range of training and support is another valuable way Motion Industries creates competitive advantages for its customers.

Motion Industries is committed to providing new products that compliment its traditional core products. The Company continues to create innovative new offerings designed to work in tandem with existing best practices. Through this pursuit of combining proven strategies with effective solutions and innovative ideas, Motion Industries will retain its position as the leading distributor of industrial replacement parts – delivering the difference 24/7/365 through its people, products, and process.


27
%

industrial parts group sales
NET SALES BY SEGMENT


2,009
2,156
2,343
2,234
2,246
98
99
00
01
02

industrial parts group net sales
IN MILLIONS OF DOLLARS


SPR

OFFICE
PRODUCTS GROUP

S.P. Richards Company, headquartered in Atlanta, Georgia, is one of North America's leading business products wholesalers. The Company distributes over 30,000 items to more than 7,000 resellers in the United States and Canada from a network of 43 distribution centers. Major product categories include office furniture, computer supplies, general office supplies, school supplies, presentation products, business equipment, janitorial products, warehouse and safety items, and breakroom supplies.

The Company provides a wide range of services designed to meet the needs of a diverse customer base. Large contract stationers, national office supply superstores and mail order companies depend heavily on S.P. Richards' logistical support. This support includes back-up inventory for temporary out-of-stock products and access to a broad spectrum of products that augment the customers' offering. Several large national customers catalog the Company's products and make purchases via "virtual sku's", allowing them a wide range of product offerings without the investment in inventory.

The Company's services to independent resellers include not only inventory and logistical support, but also a comprehensive array of marketing programs. S.P. Richards restructured its sales organization to provide a greater focus on the unique support requirements of their national account customers and independent reseller customers. The new sales structure dedicates specialists to each customer type, enabling the Company to better understand their customers' objectives and collaborate more effectively on sales and operational initiatives.

Marketing Innovation

Several innovative marketing tools were introduced during 2002. The most significant addition was the Matrix SP Catalog, a consumer sale priced version of the S.P. Richards General Line Catalog. It marks an industry first since, historically, independent resellers have gone to market with full line catalogs featuring manufacturers' suggested retail prices (MSRP). The Matrix SP Catalog replaces the MSRP with the end user's actual purchase price. This groundbreaking publication is expected to help the Company's resellers capture new customers, drive a broader mix of product sales and improve the customers' overall profitability.

Furniture is a significant product category for the Company and an expansive array of resources were rolled out during 2002 to support sales growth in this category. Included in these were a National Delivery and Set-up Program, Space Planning and Design assistance, Express Office Solutions (a manufacturer quick ship program that augments the Company's in-stock furniture offering), and a Furniture Showroom Program for resellers with retail locations.

Customer Support

The SPR Advantage Program is a collection of services developed to help independent resellers compete effectively and grow marketshare. Enhancements to the program in 2002 included a Human Resources Helpline, discounts on training and business software, and membership in the National Office Products Association, an industry organization dedicated to the success of independent office product dealers.

S.P. Richards Company also introduced its Dealer Financial Planner and Trainer Software. This new tool focuses on financial


1,122
1,218
1,337
1,380
1,396
98 99 00 01 02

office products group net sales
IN MILLIONS OF DOLLARS


%

office products group sales
NET SALES BY SEGMENT

management and helps resellers make better informed business decisions. This program joins the 2001 releases of Matrix Pricing Software and Sales Compensation Software, further expanding the Company's offering of dealer management tools.

From an operational standpoint, the USA Express national dropship program enables resellers to service their customers nationwide with the complete range of S.P. Richards' product offering. This program continues to expand and has become a significant part of the Company's business.

Product Support

To serve as a single source solution for their customers' business product needs, resellers today need an expanded product offering that extends well beyond the core traditional office products. S.P. Richards Company stocks a broad range of products designed to meet this need.

The widespread placement of personal computers and printers, combined with advancements in digital and wireless technology, has fueled significant sales opportunities for the office products industry. In addition, opportunities to expand more significantly into categories such as janitorial products, breakroom supplies, school supplies and teaching aids have resulted in additional growth. In total, S.P. Richards Company offers products from over 350 leading business product manufacturers.

To help resellers meet the competitive needs of the marketplace, S.P. Richards Company offers four lines of proprietary brands. Utilizing a global sourcing department, the Company ensures that products are of comparable quality to name brand alternatives, while contributing enhanced margin opportunities for S.P. Richards and their customers. These proprietary lines include: Sparco, an economical line of office supply basics; Compucessory, an attractive line of computer accessories; Nature Saver, an offering of recycled paper products; and Elite Image, a line of new and remanufactured toner cartridges.

Technology and Infrastructure Investments

S.P. Richards Company launched a number of significant initiatives in 2002 to improve supply chain efficiencies and support the growth objectives of their resellers. Principal among these was the initial rollout of a state-of-the-art Warehouse Management System (PkMS). In 2002, PkMS was implemented in several distribution centers and the Company plans to greatly accelerate deployment in 2003.

S.P. Richards' Dealer Services Program, a web-based resource that enables resellers to access key information via the Internet, saw numerous additions in 2002. New features included a pricing program lookup, invoice and credit lookup, downloadable flyers, and UPS tracking capabilities. These technological and infrastructure enhancements have provided the benefits of increased accuracy and productivity, expanded and faster access to vital information, and improved levels of customer satisfaction.

Horizon

Headquartered in Reno, Nevada, Horizon distributes a broad offering of the latest in computer consumables, media, accessories and technology items. In addition to servicing S.P. Richards' traditional customers, Horizon also serves computer supplies specialists, business machine dealers, retail computer dealers, value-added resellers, and business forms dealers. In 2002, Horizon completed a number of key initiatives, including geographic expansion to support Western Canadian resellers, and EDI and E-Commerce upgrades for its customers.

S.P. Richards Canada

S.P. Richards Canada, headquartered in Vancouver, B.C., distributes over 20,000 office supply and furniture items from four locations in Vancouver, Toronto, Calgary and Winnipeg. Key to the Company's success is an in-depth understanding of the business environment, product preferences, and distribution requirements of the Canadian market. In 2002, S.P. Richards Canada expanded its offering of marketing tools with the introduction of a Canadian version of the Select Catalog, a consumer sale priced publication featuring 3,500 essential business products.

Looking Ahead

The success of S.P. Richards Company has been built on a strong foundation. For 154 years the Company has made the prosperity of its customers, suppliers and employees its central focus. S.P. Richards has established a reputation for creating innovative solutions as demonstrated by the development of dynamic marketing programs, deployment of technology, and expansion into new and profitable product categories.

S.P. Richards Company has also established a strong tradition of trust with its customers. Sustained by providing quality products, excellent service, and conducting business honestly and ethically, this Tradition of Trust has become one of the Company's greatest assets. It is S.P. Richards Company's commitment to build on this tradition in 2003 and beyond.


EIS

ELECTRICAL/ ELECTRONIC
MATERIALS GROUP

EIS is "The One Source" supplier for the electrical and electronic manufacturing and repair markets throughout the United States and Mexico. With headquarters in Atlanta, Georgia, EIS provides world-class materials from manufacturers with superior products and services to the Electrical OEM, Electrical Repair, Electronic Assembly, and Printed Circuit Board markets. EIS distributes a variety of products such as pressure sensitive tapes, magnet wire, motors and bearings, solder and chemicals, hand tools, and copper clad laminate.

2002 was a difficult year in the end markets served by EIS. In our Electrical markets, the continuing decrease in demand for capital goods by U.S. manufacturers, which began in early 2001, has caused that market segment to continue to decline, but at a slower rate. The technology industry, especially the telecom segment, has been particularly hard hit by the bursting of the technology bubble. The effect of the recession and the resulting financial stress on technology companies has caused our Electronic customer base to dramatically contract their manufacturing activities; and therefore, limit our sales opportunities in that market segment.

One of the biggest challenges EIS faced in 2002 was to adjust the size of its operations to compensate for the sales decline resulting from the current tough economic climate. EIS has significantly lowered operating expenses by streamlining work processes, reducing staff, combining and subleasing excess space in facilities, and other cost saving initiatives. In addition to cost reductions, EIS was focused on reducing the working capital committed to operations and has significantly improved asset management, primarily accounts receivable and inventory.

Customer Service

EIS provides service to its customers from locations in 31 cities in the United States, as well as Monterrey and Guadalajara to service the Mexican markets. Our distribution and fabricating facilities and personnel are strategically located to insure that customers receive the technical assistance and support they need to improve their manufacturing processes and the "Just in Time" delivery they require.

EIS continues to expand implementation of its Advanced Inventory Management Systems (AIMS), an automated system using bar code scanners to transmit data electronically from a customer's facility to our core business computer system, SAP. AIMS allows EIS to cost effectively maintain and manage EIS inventories which are located in the customer's manufacturing facility. With the AIMS system, customers have materials available at the point of use utilizing automatic replenishment, thus, lowering the customer's procurement costs.

E-Commerce is a continuing focus at EIS. This technology provides a way to service smaller customers who would not be contacted by our sales force. It also allows our larger customers to transact business with EIS through a web-enabled system, which passes orders directly into our SAP computer system.

Sales Growth

In 2002 we continued our aggressive marketing to national multi-plant electrical/electronic manufacturers. With the recession, national customers are more receptive to multi-year supply contracts with strong cost savings and product improvement initiatives. During 2002, EIS entered into several new large multi-year contracts in both our Electrical and Electronic markets.

In looking for new sales growth opportunities, EIS participates with several major product line vendors in targeted programs that share the cost to introduce and expand new product applications by dedicating an EIS specialist to work exclusively with these manufacturers.

Strong sales growth continues in our bearings, motor sales and circuit board repair, all aimed to the Electrical Repair market. These product lines complement similar products sold by Motion Industries and allow EIS to better service these customers through resource integration with Motion.

EIS has targeted, as new revenue opportunity, the sale of industrial MRO products to existing EIS electrical and electronic manufacturers and the electrical repair industry. These customers will be serviced by the existing sales force and inside customer service personnel.

Fabrication

The ability to fabricate flexible electrical and electronic materials has always been a part of the EIS "One Source" approach of offering customers innovative solutions to their manufacturing problems. Custom-fabricated, flexible materials are used throughout the electrical and electronic industry in many applications. Our fabrication unit provides EIS with the tools to expand our product solutions by specifically engineering for each customer's need. Our technical fabrication specialist works with the EIS sales person and the customer's product engineers to improve the customer's products. Our four fabricating facilities are strategically located throughout the U.S. and in Monterrey, Mexico to be close to the customer.

EIS has focused on new applications both in our Electrical/Electronic markets and in new areas such as non-electrical industrial and consumer applications. Joint sales efforts with Motion Industries to uncover new industrial applications for their customers are continuing to be developed.

Looking Forward to 2003

EIS looks forward to an improved performance in 2003 with our continued focus on customer service, expanded product breadth, new fabrication opportunities, cost control and enhanced asset management. With the efforts EIS has taken to streamline its operations to reflect tough economic conditions, EIS is well positioned to benefit from any increase in the capital goods market.


%
4
EIS

electrical/electronic materials group sales
NET SALES BY SEGMENT


OEM
55
20
Apparatus Repair
Printed Circuit
11
%
14
Electronic Assembly

electrical/electronic materials group
% SALES BY MARKET

selected financial data

(in thousands, except per share data) Year ended December 31,	2002	2001	2000	1999	1998
Net sales	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822	$ 6,587,576
Cost of goods sold	5,704,749	5,699,174**	5,764,360	5,436,056	4,468,568
Selling, administrative and other expenses	1,948,442	1,951,559**	1,958,747	1,886,699	1,529,891
Facility consolidation and impairment charges	–	73,922**	–	–	–
Income before taxes and accounting change	605,736	496,013	646,750	628,067	589,117
Income taxes	238,236	198,866	261,427	250,445	233,323
Income before cumulative effect of a change in accounting principle	367,500	297,147	385,323	377,622	355,794
Cumulative effect of a change in accounting principle	395,090*	–	–	–	–
Net (loss) income after cumulative effect of a change in accounting principle	$ (27,590)	$ 297,147	$ 385,323	$ 377,622	$ 355,794
Average common shares outstanding during year - assuming dilution	175,104	173,633	175,327	179,238	180,081
Per common share:					
Diluted net income, excluding cumulative effect and 2001 charges	$2.10	$2.08	$2.20	$2.11	$1.98
Diluted net (loss) income	(0.16)	1.71	2.20	2.11	1.98
Dividends declared	1.16	1.14	1.10	1.04	1.00
December 31 closing stock price	30.80	36.70	26.19	24.81	33.44
Long-term debt, less current maturities	674,796	835,580	770,581	702,417	588,640
Shareholders' equity	2,130,009	2,345,123	2,260,806	2,177,517	2,053,332
Total assets	$ 4,019,843	$ 4,206,646	$ 4,142,114	$ 3,929,672	$ 3,600,380

*The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the new Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($0.07 per share), $11.4 million ($0.06 per share), $10.7 million ($0.06 per share), and $4.1 million ($0.02 per share) for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

**Facility Consolidation, Impairment and Other Charges ("2001 Charges") totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses.

market and dividend information

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange

	Sales Price of Common Shares			
Quarter	2002		2001	
	High	Low	High	Low
First	$38.08	$33.92	$28.45	$23.91
Second	37.80	34.17	31.50	25.28
Third	33.63	27.64	34.56	26.93
Fourth	32.00	29.48	37.94	31.85

	Dividends Declared Per Share	
	2002	2001
First	$0.29	$.285
Second	0.29	.285
Third	0.29	.285
Fourth	0.29	.285

Number of Record Holders of Common Stock: 7,773

segment data

(dollars in thousands) Year ended December 31,	2002	2001	2000	1999	1998
Net sales:					
Automotive	$ 4,335,362	$ 4,252,913	$ 4,163,814	$ 4,084,775	$ 3,262,406
Industrial	2,246,124	2,234,241	2,342,686	2,156,134	2,008,789
Office products	1,396,453	1,379,859	1,336,500	1,218,367	1,122,420
Electrical/electronic materials	315,826	387,771	557,866	522,411	220,417
Other	(34,838)	(34,116)	(31,009)	(30,865)	(26,456)
Total net sales	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822	$ 6,587,576
Operating profit:					
Automotive	$ 381,771	$ 378,162	$ 381,250	$ 383,830	$ 330,988
Industrial	178,027	172,208	206,193	186,203	176,456
Office products	140,912	141,762	134,343	118,345	113,821
Electrical/electronic materials	2,756	3,229	28,010	23,343	12,030
Total operating profit	703,466	695,361	749,796	711,721	633,295
Interest expense	(59,640)	(59,416)	(63,496)	(41,487)	(20,096)
Corporate expense	(33,354)	(27,670)	(23,277)	(22,283)	(19,545)
Equity in (loss) income from investees	—	—	—	(3,675)	3,329
Goodwill and intangible amortization	(2,421)	(14,333)	(13,843)	(12,708)	(5,157)
Minority interests	(2,315)	(3,077)	(2,430)	(3,501)	(2,709)
Facility consolidation and impairment charges	—	(94,852)	—	—	—
Income before income taxes and accounting change	$ 605,736	$ 496,013	$ 646,750	$ 628,067	$ 589,117
Assets:					
Automotive	$ 2,242,227	$ 2,219,503	$ 2,099,610	$ 2,034,417	$ 1,966,774
Industrial	1,013,259	867,716	840,585	758,206	671,454
Office products	581,203	538,468	542,406	503,904	442,220
Electrical/electronic materials	98,225	121,721	190,635	174,258	147,074
Corporate	26,224	17,160	17,443	18,588	18,385
Goodwill and intangible assets	58,705	442,078	451,435	440,299	354,473
Total assets	$ 4,019,843	$ 4,206,646	$ 4,142,114	$ 3,929,672	$ 3,600,380
Depreciation and amortization:					
Automotive	$ 43,007	$ 45,094	$ 51,546	$ 51,563	$ 43,637
Industrial	10,789	11,992	11,617	10,926	8,619
Office products	9,856	9,345	9,598	8,814	8,391
Electrical/electronic materials	3,422	4,009	4,391	4,173	1,508
Corporate	656	1,020	1,308	1,783	1,993
Goodwill and intangible amortization	2,421	14,333	13,843	12,708	5,157
Total depreciation and amortization	$ 70,151	$ 85,793	$ 92,303	$ 89,967	$ 69,305
Capital expenditures:					
Automotive	$ 38,599	$ 26,766	$ 35,031	$ 57,710	$ 69,154
Industrial	10,868	6,388	20,054	11,275	6,972
Office products	13,376	5,941	9,116	16,085	6,901
Electrical/electronic materials	224	2,466	3,183	3,113	4,688
Corporate	1,691	383	3,745	100	546
Total capital expenditures	$ 64,758	$ 41,944	$ 71,129	$ 88,283	$ 88,261
Net sales:					
United States	$ 7,568,926	$ 7,526,631	$ 7,665,498	$ 7,345,707	$ 6,535,020
Canada	623,686	629,330	633,715	585,504	79,012
Mexico	101,153	98,823	101,653	50,476	—
Other	(34,838)	(34,116)	(31,009)	(30,865)	(26,456)
Total net sales	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822	$ 6,587,576
Net long-lived assets:					
United States	$ 339,495	$ 579,635	$ 618,818	$ 620,837	$ 545,452
Canada	47,522	182,041	201,895	207,672	187,951
Mexico	4,739	25,534	25,982	25,333	15,338
Total net long-lived assets	$ 391,756	$ 787,210	$ 846,695	$ 853,842	$ 748,741

Results of Operations:

Years ended December 31, 2002 and 2001
Net sales for the year ended December 31, 2002, totaled $8.26 billion, which was a slight increase from 2001. Sales for the Automotive Group ("Automotive") were $4.3 billion in 2002, an increase of 2% over 2001. Sales for S.P. Richards, our Office Products Group ("Office"), were $1.4 billion, up 1% over 2001. Sales for Motion Industries, our Industrial Group ("Industrial"), were $2.2 billion, a slight increase over the previous year; and sales for EIS, our Electrical and Electronic Group ("Electrical"), were down 19% to $316 million. All industry groups continue to be affected by the slow economy with the impact being greatest for EIS due to the telecommunication and manufacturing sectors of the economy. Prices were down slightly in the Automotive and Electrical segments, while pricing in the Industrial and Office segments increased 2% and .7%, respectively.

Cost of goods sold was 69.1% of net sales in 2002 as compared to 69.3% in 2001. The decrease can be attributed to more efficient supply chain costs, inventory mix and certain inventory related exit costs in 2001. Selling, administrative, and other expenses of $1.9 billion were flat as compared to 2001, and slightly down from the previous year as a percentage of sales.

Operating profit as a percentage of sales was 8.5% for the year, which was flat with 2001. These results are reflective of the overall economic conditions, as well as the fixed costs inherent in distribution, which have continued to impact operating margins. Automotive operating margins decreased slightly from 8.9% in 2001 to 8.8% in 2002. Costs associated with new store openings were only partially offset by cost reductions associated with distribution center closings and other headcount reductions. Industrial operating margins increased from 7.7% in 2001 to 7.9% in 2002, reflecting cost and headcount reductions resulting from branch closings. Office Products margins decreased slightly from 10.3% in 2001 to 10.1% in 2002. Our Electrical and Electronic segment increased their margins slightly.

The effective income tax rate decreased from 40.1% to 39.3% for the year, primarily as a result of the decrease in non-deductible goodwill amortization due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Net income, before the cumulative effect of a change in accounting principle related to goodwill, was 4.5% of net sales as compared to 3.6% in 2001. Net income for 2002, before the cumulative effect of a change in accounting principle related to goodwill impairment was $368 million, an increase of 2%, compared to $362 million, before the Facility Consolidation, Impairment and Other Charges ("2001 Charges") as discussed below, for the same period in the prior year. On a per share diluted basis, net income for the period, before the 2002 cumulative effect of a change in accounting principle related to goodwill and the 2001 Charges equaled $2.10, as compared to $2.08 reported in 2001. After the 2002 cumulative effect of a change in accounting principle related to goodwill and the 2001 Charges, the net loss was $28 million, or $.16 diluted loss per share for 2002, as compared to net income in 2001 of $297 million, or $1.71 diluted earnings per share.

Years ended December 31, 2001 and 2000
Net sales in 2001 were $8.2 billion, a decline of 2% as compared to 2000. The Automotive Group and Office Products Group increased sales by 2% and 3%, respectively. Price increases for Automotive were 2% in 2001 and 1% in 2000 and, for Office, 2% in 2001 and 1.7% in 2000. Industrial and EIS reported sales decreases of 5% and 30%, respectively, resulting from the economic slowdown in the industrial manufacturing and telecommunication sectors of the economy. Although Industrial and Electrical each had price increases of 1% in 2001 and 2% and 1%, respectively, in 2000, the effect of such increases was more than offset by volume declines.

Cost of goods sold was 69.3% of net sales in 2001 as compared to 68.9% in 2000. The slight increase in cost of goods sold as a percentage of net sales is primarily attributable to continued pricing pressures resulting from the recessionary economic conditions coupled with inventory-related exit costs discussed below totaling approximately $17.4 million. Selling, administrative and other expenses of $1.9 billion were flat from 2001 to 2000. At 23.7% of net sales in 2001, these expenses increased slightly from 23.4% in 2000. Excluding the effect of the 2001 Charges, selling, administrative, and other expenses declined by just over 1%, generally consistent with the sales decrease.

Operating profit as a percentage of sales was 8.5% in 2001 as compared to 9.0% in 2000. These results are reflective of the overall economic conditions in 2001 and the fixed costs inherent in distribution. Automotive operating margins decreased slightly from 9.2% in 2000 to 8.9% in 2001. Office operating margins showed slight improvement from 10.1% in 2000 to 10.3% in 2001. The current economic conditions continued to place the most pressure on the Industrial and Electrical segment. Industrial margins declined to 7.7% in 2001 from 8.8% in 2000. EIS, with a sales decrease in 2001 of 30%, had an operating margin of 1% in 2001 and 5% in 2000. The margin decline at EIS is because the operating expenses associated with EIS' business could not be reduced to the extent of the sales decline.

The effective income tax rate was 40.1% in 2001 as compared to 40.4% in 2000. Net income in 2001 was $297 million, reflecting a 23% decrease over 2000 net income. Net income as a percent of net sales was 3.6% in 2001 as compared to 4.3% in 2000. Excluding the effect of the Facility Consolidation, Impairment and Other Charges, net income was down 6% from 2000 and was 4.4% of sales. This decrease in net income is primarily attributable to the sales decline. In 2001, diluted earnings per share were $1.71, a 22% decrease from $2.20 reported in 2000. Excluding the 2001 Charges, diluted earnings per share were $2.08, a 5% decrease from 2000.

Facility Consolidation, Impairment and Other Charges

In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. Following is a summary of the charges ($107.8 million pre-tax; $64.4 million, net of tax) and accruals related to continuing liabilities associated with the plan (in thousands):

	Total	Non-cash	Paid in 2001	Liability at Dec. 31, 2001	Paid in 2002	Liability at Dec. 31, 2002
Impairment charges	$ 49,400	$(49,400)	$ –	$ –	$ –	$ –
Facility consolidation expenses	17,900	(6,900)	(300)	10,700	(4,800)	5,900
Severance expenses	6,700	–	(100)	6,600	(4,800)	1,800
Inventory-related exit costs – cost of goods sold	17,400	(17,400)	–	–	–	–
Other – selling, administrative and other expenses	16,400	(15,800)	–	600	(300)	300
	$107,800	$(89,500)	$(400)	$17,900	$(9,900)	$8,000

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation in the Office Products Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidations. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs.

All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative, and other expenses.

Financial Condition

The major balance sheet categories were relatively consistent with the December 31, 2001 balance sheet. Prepaid expenses and other current assets declined primarily due to the realization of a significant income tax receivable. Goodwill and other intangible assets declined due to the January 1, 2002 adoption of a new accounting principle, as discussed below. The Company's cash balance at December 31, 2002 was $20 million, down $66 million as compared to December 31, 2001, primarily due to a reduction of debt. Due to our Automotive Group's new store acquisitions, and favorable buying opportunities in the Industrial and Office Groups, inventory increased 13.5% as compared to December 31, 2001. In connection with the Company's continuing focus on negotiating extended payment terms with vendors, accounts payable at December 31, 2002 increased approximately $91 million as compared to 2001. The change in long-term debt is discussed below.

During the first quarter of 2002, the Company completed its transitional impairment testing of goodwill as required by SFAS 142. As a result, a non-cash charge of $395.1 million was recorded as of January 1, 2002 representing the cumulative effect of a change in accounting principle. Most of the goodwill written down is in connection with acquisitions made in 1998 and 1999 where the discounted cash flows was estimated to be less than the carrying amount of the goodwill recorded. The breakdown of this impairment by reportable segment is summarized as follows, in thousands:

	Transitional impairment losses
Automotive	$213,401
Industrial	19,512
Office products	6,566
Electrical/electronic materials	155,611
Total	$395,090

In addition, the adoption of the non-amortization provisions of SFAS 142 resulted in a decrease in amortization expense of approximately $12 million, or $.07 per share, for the year ended December 31, 2002.

Liquidity and Capital Resources

The Company's long-term debt decreased by approximately $100 million in 2002 as compared to 2001. The decline in borrowings is primarily attributable to cash generated from operating activities of $272 million and $36 million in cash generated from stock option exercises. In addition, the Company had minimal stock repurchases during 2002, and capital expenditures and other investing activities were comparable to 2001.

On November 30, 2001, the Company completed a $500 million financing arrangement with a consortium of financial institutions and insurance companies. At December 31, 2002, the Company had unsecured Senior Notes outstanding under this financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2002, the Company had $100 million outstanding on a $200 million unsecured revolving line of credit, LIBOR plus .55%, due 2003, and an unsecured term note in the amount of $171 million, LIBOR plus .55%, due 2004; and $20 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2002, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.8% and 5.3% at December 31, 2002 and 2001, respectively. Total interest expense for all borrowings was $59.6 million and $59.4 million 2002 and 2001, respectively.

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $66 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $66 million at December 31, 2002. In addition, the Company guaranteed borrowings of affiliates totaling approximately $61.4 million and $59.7 million at December 31, 2002 and 2001, respectively.

In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 2002, approximately 7.8 million shares have been repurchased under this new authorization.

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2002 (in thousands):

	Total	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Credit facilities	$ 791,701	$116,905	$174,796	–	$500,000
Operating leases	375,850	101,728	125,877	60,921	87,324
Total Contractual Cash Obligations	$1,167,551	$218,633	$300,673	$60,921	$587,324

The Company has certain commercial commitments related to affiliate borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2002 (in thousands):

	Total Amounts Committed	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Guaranteed borrowings of affiliates	$ 61,350	$21,372	$6,903	$4,701	$28,374
Residual value guarantee under operating leases	52,800	–	–	–	52,800
Total Commercial Commitments	$114,150	$21,372	$6,903	$4,701	$81,174

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The Company has interest rate swaps with fair value of approximately $15.6 million and $31.6 million outstanding as of December 31, 2002 and December 31, 2001, respectively. The decrease in fair values since December 31, 2001 is primarily due to normal settlement of monthly payments due on swaps during the year ended December 31, 2002, as well as the early termination of certain swaps, offset by increases in the fair value of the liability on outstanding swaps during the period.

The following table shows the activity of the Company's liability for interest rate swap agreements for the period from December 31, 2001 to December 31, 2002 (in thousands):

Fair value of contracts outstanding at December 31, 2001	$31,570
Contracts realized or otherwise settled during the period (cash paid)	(35,580)
Other changes in fair values	19,653
Fair value of contracts outstanding at December 31, 2002	$15,643

This interest rate swap liability is included in other accrued expenses in the Company's consolidated balance sheet. Other than interest rate swaps, the Company does not have any other derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

The Company's exposure to future declines in interest rates associated with fixed rate interest rate swap agreements has been reduced significantly since December 31, 2001. At December 31, 2001, the Company had fixed interest rate payment swap agreements outstanding in the notional amount of approximately $600 million. At December 31, 2002, the notional amount of these outstanding interest swap agreements was approximately $100 million, comprised of two $50 million notional swaps with maturity dates of 2005 and 2008. In addition, at December 31, 2002, approximately $500 million of the Company's total borrowings, which mature in approximately six and nine years, are at fixed rates of interest. A 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

The ratio of current assets to current liabilities is 3.1 to 1 at December 31, 2002, and the Company's cash position is good. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations.

Critical Accounting Estimates

Inventories – Provisions for Slow Moving and Obsolescence
The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts – Methodology
The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2002, 2001 and 2000, the Company recorded provisions for bad debts of $20.9 million, $26.5 million and $13.9 million, respectively.

Consideration Received from Vendors
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets
At least annually, the Company evaluates property, plant and equipment and goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Quarterly Results of Operations:
The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments, and volume rebates earned. Bad debts are accrued based on a percentage of sales and volume rebates are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices

used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2002 and 2001 was not significant.

The cumulative effect of a change in accounting principle related to goodwill impairment as discussed above resulted in a decrease in net income in the first quarter of 2002 of $2.26 per share. Without the cumulative effect adjustment, diluted income per share would have been $.50 in the quarter ended March 31, 2002. The 2001 Facility Consolidation, Impairment and Other Charges discussed above resulted in a decrease in net income in the fourth quarter of 2001 of $.37 per share diluted. Without the 2001 Charges, diluted income per share would have been $.51 per share in the quarter ended December 31, 2001.

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001.

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except for per share data)			
2002				
Net Sales	$1,977,743	$2,130,924	$2,156,759	$1,993,501
Gross Profit	603,969	644,232	649,793	656,184
Net Income before cumulative effect of a change in accounting principle	87,027	96,047	94,027	90,399
Cumulative effect of a change in accounting principle	(395,090)	—	—	—
Net (Loss)/Income	(308,063)	96,047	94,027	90,399
Diluted Earnings/(Loss) per share:				
Before change in accounting principle	.50	.55	.54	.52
After change in accounting principle	(1.76)	.55	.54	.52
2001				
Net Sales	$2,054,972	$2,118,976	$2,099,191	$1,947,529
Gross Profit	623,159	642,977	630,312	625,046
Net Income	89,273	94,688	88,216	24,970
Diluted Earnings per share	.52	.55	.51	.14

Forward-Looking Statements:
Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission.

report of management

Genuine Parts Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2002, 2001 and 2000. The opinion of Ernst & Young LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgements and giving due consideration to materiality.

Genuine Parts Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.

The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.

JERRY W. NIX
Executive Vice President -
Finance and Chief Financial Officer
February 4, 2003

report of independent auditors

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Ernst & Young LLP

February 4, 2003
Atlanta, Georgia

consolidated balance sheets

(dollars in thousands) December 31,	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 19,995	$ 85,770
Trade accounts receivable	1,039,843	1,010,728
Merchandise inventories	2,144,787	1,890,037
Prepaid expenses and other assets	131,150	159,677
Total Current Assets	3,335,775	3,146,212
Goodwill and Intangible Assets, less accumulated amortization	58,705	442,078
Other Assets	292,312	273,224
Property, Plant and Equipment:		
Land	36,562	37,465
Buildings, less allowance for depreciation (2002–$105,348; 2001–$101,914)	124,546	127,639
Machinery and equipment, less allowance for depreciation (2002–$360,732; 2001–$341,933)	171,943	180,028
Net Property, Plant and Equipment	333,051	345,132
	$4,019,843	$4,206,646
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 735,183	$ 644,084
Current portion of long-term debt and other borrowings	116,905	57,190
Accrued compensation	63,825	62,395
Other accrued expenses	81,882	106,099
Dividends payable	50,557	49,413
Income taxes payable	21,366	—
Total Current Liabilities	1,069,718	919,181
Long-Term Debt	674,796	835,580
Deferred Income Taxes	97,912	60,985
Minority Interests in Subsidiaries	47,408	45,777
Shareholders' Equity:		
Preferred Stock, par value $1 per share—authorized 10,000,000 shares; none issued	—	—
Common Stock, par value $1 per share—authorized 450,000,000 shares; issued 174,380,634 shares in 2002 and 173,473,944 shares in 2001	174,381	173,474
Additional paid-in capital	44,371	16,080
Accumulated other comprehensive loss	(60,522)	(46,094)
Retained earnings	1,971,779	2,201,663
Total Shareholders' Equity	2,130,009	2,345,123
	$4,019,843	$4,206,646

See accompanying notes.

consolidated statements of income

(in thousands, except per share data) Year ended December 31,	2002	2001	2000
Net sales	$8,258,927	$8,220,668	$8,369,857
Cost of goods sold	5,704,749	5,699,174	5,764,360
	2,554,178	2,521,494	2,605,497
Selling, administrative and other expenses	1,948,442	1,951,559	1,958,747
Facility consolidation and impairment charges	—	73,922	—
Income before income taxes and cumulative effect of a change in accounting principle	605,736	496,013	646,750
Income taxes	238,236	198,866	261,427
Income before cumulative effect of a change in accounting principle	367,500	297,147	385,323
Cumulative effect of a change in accounting principle	(395,090)	—	—
Net (loss) income	$ (27,590)	$ 297,147	$ 385,323
Basic net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	$ 2.11	$ 1.72	$ 2.20
Cumulative effect of a change in accounting principle	(2.27)	—	—
Basic net (loss) income	$ (0.16)	$ 1.72	$ 2.20
Diluted net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	$ 2.10	$ 1.71	$ 2.20
Cumulative effect of a change in accounting principle	(2.26)	—	—
Diluted net (loss) income	$ (0.16)	$ 1.71	$ 2.20
Weighted average common shares outstanding	174,369	172,765	175,009
Dilutive effect of stock options and non-vested restricted stock awards	735	868	318
Weighted average common shares outstanding—assuming dilution	175,104	173,633	175,327

See accompanying notes.

consolidated statements of shareholders' equity

dollars in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2000	177,275,602	$177,276	$ —	$ (6,857)	$2,007,098	$2,177,517
Net income	—	—	—	—	385,323	385,323
Foreign currency translation adjustment	—	—	—	(6,184)	—	(6,184)
Comprehensive income						379,139
Cash dividends declared, $1.10 per share	—	—	—	—	(192,455)	(192,455)
Stock options exercised, including tax benefit	386	—	8	—	—	8
Purchase of stock	(5,466,029)	(5,466)	(13,840)	—	(98,509)	(117,815)
Stock issued in connection with acquisitions	579,729	580	13,832	—	—	14,412
Balance at December 31, 2000	172,389,688	172,390	—	(13,041)	2,101,457	2,260,806
Net income	—	—	—	—	297,147	297,147
Foreign currency translation adjustment	—	—	—	(12,252)	—	(12,252)
Changes in fair value of derivative instruments, net of income taxes of $13,867	—	—	—	(20,801)	—	(20,801)
Comprehensive income						264,094
Cash dividends declared, $1.14 per share	—	—	—	—	(196,941)	(196,941)
Stock options exercised, including tax benefit	936,978	937	13,464	—	—	14,401
Purchase of stock	(496,025)	(496)	(12,162)	—	—	(12,658)
Stock issued in connection with acquisitions	643,303	643	14,778	—	—	15,421
Balance at December 31, 2001	173,473,944	173,474	16,080	(46,094)	2,201,663	2,345,123
Net loss	—	—	—	—	(27,590)	(27,590)
Foreign currency translation adjustment	—	—	—	(17,960)	—	(17,960)
Changes in fair value of derivative instruments, net of income taxes of $2,686	—	—	—	3,532	—	3,532
Comprehensive loss						(42,018)
Cash dividends declared, $1.16 per share	—	—	—	—	(202,294)	(202,294)
Stock options exercised, including tax benefit	1,286,697	1,287	39,190	—	—	40,477
Purchase of stock	(389,434)	(389)	(11,226)	—	—	(11,615)
Stock issued in connection with acquisition	9,427	9	327	—	—	336
Balance at December 31, 2002	174,380,634	$174,381	$ 44,371	$(60,522)	$1,971,779	$2,130,009

consolidated statements of cash flows

(dollars in thousands) Year ended December 31,	2002	2001	2000
Operating activities			
Net (loss) income	$ (27,590)	$ 297,147	$ 385,323
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	70,151	85,793	92,303
Gain on sale of property, plant and equipment	(25)	(1,626)	(5,674)
Deferred income taxes	43,995	(21,704)	(6,714)
Cumulative effect of a change in accounting principle	395,090	—	—
Non-cash portion of facility consolidation and impairment charges	—	89,500	—
Income applicable to minority interests	2,315	3,077	2,430
Income tax benefit of stock options exercised	4,468	2,488	—
Changes in operating assets and liabilities:			
Trade accounts receivable	(27,380)	6,974	(14,298)
Merchandise inventories	(243,005)	(45,063)	(84,508)
Trade accounts payable	88,215	7,354	50,899
Other, net	(33,826)	(88,300)	(105,336)
	299,998	38,493	(70,898)
Net cash provided by operating activities	272,408	335,640	314,425
Investing activities			
Purchases of property, plant and equipment	(64,758)	(41,944)	(71,129)
Proceeds from sale of property, plant and equipment	10,137	5,261	10,605
Acquisition of businesses and other investments, net of cash acquired	(6,042)	(16,358)	(46,226)
Net cash used in investing activities	(60,663)	(53,041)	(106,750)
Financing activities			
Proceeds from credit facilities	1,021,168	3,223,466	2,813,820
Payments on credit facilities	(1,122,237)	(3,251,769)	(2,731,601)
Stock options exercised	36,009	11,913	8
Dividends paid	(201,150)	(195,022)	(189,995)
Purchase of stock	(11,615)	(12,658)	(117,815)
Net cash used in financing activities	(277,825)	(224,070)	(225,583)
Effect of exchange rate changes on cash	305	(497)	(89)
Net (decrease) increase in cash and cash equivalents	(65,775)	58,032	(17,997)
Cash and cash equivalents at beginning of year	85,770	27,738	45,735
Cash and cash equivalents at end of year	$ 19,995	$ 85,770	$ 27,738
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Income taxes	$ 173,595	$ 257,280	$ 252,416
Interest	$ 60,807	$ 60,461	$ 61,750

See accompanying notes.

notes to consolidated financial statements

December 31, 2002

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries ("the Company") is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,850 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to its customers.

Foreign Currency Translation

The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive loss.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2002, 2001, and 2000, the Company recorded provisions for bad debts of approximately $20,900,000, $26,500,000, and $13,900,000, respectively.

Merchandise Inventories, including Consideration Received from Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $181,220,000 and $173,488,000 higher than reported at December 31, 2002 and 2001, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses, amounts due from vendors, income taxes receivable in 2001, and deferred income taxes.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note 2). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in 2002.

Goodwill amortization expense was $11,912,000 and $11,422,000 in 2001 and 2000, respectively. Accumulated amortization for goodwill at December 31, 2001 was $51,134,000.

Other Assets

Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method, and certain costs of internal-use information systems under development.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets Other Than Goodwill

The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following:

(Dollars in Thousands) December 31	2002	2001
Foreign currency translation	$43,253	$25,293
Net unrealized loss on derivative instruments, net of taxes	17,269	20,801
Total accumulated other comprehensive loss	$60,522	$46,094

Fair Value of Financial Instruments

The carrying amount reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheet, was approximately $15,643,000 and $31,570,000 at December 31, 2002 and 2001, respectively. The fair value of derivative financial instruments has been determined based on quoted market prices. At December 31, 2002 and 2001, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2002 and 2001, the fair market value of fixed rate long-term debt was approximately $537,000,000 and $500,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Derivative Instruments and Hedging Activities

From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $200,000,000, $198,000,000 and $200,000,000 in the years ended December 31, 2002, 2001, and 2000, respectively.

Stock Compensation

Until January 1, 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for stock compensation. Under APB 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 7 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, to all stock options. See Recently Issued Accounting Pronouncements below.

Net (Loss) Income Per Common Share

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the year. The computation of diluted net (loss) income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 679,000, 3,485,000 and 4,325,000, shares of common stock at prices ranging from $23 to $38 per share were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted net (loss) income per common share because the options' exercise price was greater than the average market price of the common shares. At December 31, 2002, 2001 and 2000, the dilutive effect of options to purchase approximately 56,000, 199,000, and 748,000 shares of common stock at an average exercise price of approximately $18, $18, and $9 per share, respectively, issued in connection with a 1998 acquisition have been included in the computation of diluted net (loss) income per common share since the date of the acquisition.

Reclassifications
Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Recently Issued Accounting Pronouncements
Effective January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations* ("SFAS No. 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see Note 2).

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* ("EITF 94-3"). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The additional disclosures required under SFAS No. 148 have been included in Note 7.

Beginning on January 1, 2003, the Company will prospectively account for all future stock compensation awards in accordance with SFAS No. 123's fair value method. The adoption of the preferred recognition provisions of SFAS No. 123 is not expected to have a material impact on the Company's financial position or results of operations in 2003, and the effect on periods thereafter, while entirely dependent on the terms of future stock compensation awards, is not expected to be significant.

In November 2002, the FASB issued Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note 10. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company's financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46 *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its financial statements.

In January 2003, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue No. 02-16, *Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor* ("EITF 02-16"). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. While the Company does receive cash consideration from vendors subject to the provisions of EITF 02-16, the Company has not yet completed its evaluation of the potential impact on its financial statements. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002.

2. Goodwill and Other Intangible Assets
Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill.

Within the Company's four reportable segments, the Company identified reporting units as defined in SFAS No. 142. The reporting units' goodwill was tested for impairment during the first quarter of 2002 as required by SFAS No. 142 based on the expected present value of future cash flows approach. As a result of this valuation process as well as the application of the remaining provisions of SFAS No. 142, the Company recorded a transitional impairment loss of approximately $395.1 million ($2.27 basic loss per share and $2.26 diluted loss per share) as of January 1, 2002. This write-off was reported as a cumulative effect of a change in accounting principle in the Company's consolidated statement of income as of January 1, 2002. No tax benefits were recorded in connection with this goodwill impairment. For the year ended December 31, 2002, additions to goodwill of approximately $14.7 million relate to a balance sheet reclassification and additional consideration for earnouts on prior acquisitions. The Company also assessed the finite-lived, identifiable intangible assets for impairment under the undiscounted cash flows approach and concluded there was no impairment.

The changes in the carrying amount of goodwill during the period by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill					
	Automotive	Industrial	Office Products	Electrical/ Electronic Materials	Identifiable Intangible Assets	Total
Balance as of January 1, 2002	$ 221,752	$ 50,304	$ 8,297	$ 155,611	$ 6,114	$ 442,078
Goodwill and intangible assets acquired during the year	13,266	31	400	—	956	14,653
Amortization during the year	—	—	—	—	(2,421)	(2,421)
Other impairment charges	—	(515)	—	—	—	(515)
Transitional impairment losses	(213,401)	(19,512)	(6,566)	(155,611)	—	(395,090)
Balance as of December 31, 2002	$ 21,617	$ 30,308	$ 2,131	$ —	$ 4,649	$ 58,705

Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives ranging from 10 years to 40 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in prior years, the Company's income would have been affected as follows, in thousands, except per share data:

Year ended December 31,	2002	2001	2000
Reported income before the cumulative effect of an change in accounting principle	$ 367,500	$ 297,147	$ 385,323
Add back: Goodwill amortization	—	11,912	11,422
Adjusted income before the cumulative effect of a change in accounting principle	$ 367,500	$ 309,059	$ 396,745
Basic income per common share before the cumulative effect of a change in accounting principle:			
As reported	$ 2.11	$ 1.72	$ 2.20
Add back: Goodwill amortization	—	0.07	0.07
As adjusted	$ 2.11	$ 1.79	$ 2.27
Diluted income per common share before the cumulative effect of a change in accounting principle:			
As reported	$ 2.10	$ 1.71	$ 2.20
Add back: Goodwill amortization	—	0.07	0.07
As adjusted	$ 2.10	$ 1.78	$ 2.27

3. Facility Consolidation, Impairment and Other Charges

Prior to December 31, 2001, the Company's management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. Following is a summary of the charges and the related accruals for continuing liabilities associated with the plan (in thousands):

	Total	Non-cash	Paid in 2001	Liability at December 31, 2001	Paid in 2002	Liability at December 31, 2002
Impairment charges	$ 49,400	$(49,400)	$ —	$ —	$ —	$ —
Facility consolidation expenses	17,900	(6,900)	(300)	10,700	(4,800)	5,900
Severance expenses	6,700	—	(100)	6,600	(4,800)	1,800
Inventory-related exit costs	17,400	(17,400)	—	—	—	—
Other	16,400	(15,800)	—	600	(300)	300
	$107,800	$(89,500)	$(400)	$17,900	$(9,900)	$8,000

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation of the Company's office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company's automotive segment totaling approximately $15,000,000 for which the Company projected the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidation. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative and other expenses.

4. Credit Facilities

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $287,666,000 and $378,892,000 at December 31, 2002 and 2001, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.76% and 5.30% at December 31, 2002 and 2001, respectively.

On November 30, 2001, the Company completed a $500,000,000 financing with a consortium of financial institutions and insurance companies (the "Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2002, the Company was in compliance with all such covenants. Total interest expense for all borrowings was $59,640,000 in 2002, $59,416,000 in 2001 and $63,496,000 in 2000.

Amounts outstanding under the Company's credit facilities consist of the following:

(In Thousands) December 31	2002	2001
U.S. dollar denominated borrowings:		
Unsecured revolving line of credit, $200,000,000, Libor plus .55%, due December 2003	$100,000	$ 7,000
Unsecured term notes:		
November 30, 2001, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	250,000	250,000
November 30, 2001, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000
December 1, 1998, Libor plus .55%, due February 2004	171,367	231,367
July 1, 1998, Libor plus .25%, due July 2005	—	50,000
October 1, 1998, Libor plus .25%, due October 2008	—	50,000
Other borrowings	11,370	27,375
Canadian dollar (CND) denominated borrowings translated into U.S. dollars:		
Line of credit, CND$65,000,000, secured by accounts receivable, Banker's Acceptance rate plus .27%, cancelable on 30 days notice or due March 2003	—	18,846
Unsecured revolving lines of credit, CND$25,000,000, Banker's Acceptance rate plus .55%, due October 2002	—	8,041
Unsecured revolving lines of credit, CND$100,000,000, Banker's Acceptance rate plus .55%, due May 2003	8,964	141
	791,701	892,770
Current portion of long-term debt and other borrowings	116,905	57,190
	$674,796	$835,580

Approximate maturities under the Company's credit facilities are as follows (in thousands):

2003	$116,905
2004	171,770
2005	3,026
2006	—
2007	—
Subsequent to 2007	500,000
	$791,701

5. Shareholders' Equity

The Company has a Shareholder Protection Rights Agreement which includes the distribution of rights to common shareholders under certain defined circumstances. The rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 20% or more of the common stock. The Company is entitled to redeem each right for one cent.

6. Leased Properties
The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $66,000,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company's balance sheet. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002 (in thousands):

2003	$101,728
2004	74,143
2005	51,734
2006	34,852
2007	26,069
Subsequent to 2007	87,324
	$375,850

Rental expense for operating leases was approximately $114,352,000 in 2002, $112,470,000 in 2001, and $106,689,000 in 2000.

7. Stock Options and Restricted Stock Awards
In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended by SFAS No. 148 and described in Note 1, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.1%, 5.0%, and 5.9%; dividend yield of 4.0%; 3.8%, and 5.0%; annual volatility factor of the expected market price of the Company's common stock of 0.22, 0.26, and 0.18, and an expected life of the options of 8 years, 5 years, and 6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

Year ended December 31,	2002	2001	2000
Net (loss) income, as reported	$(27,590)	$297,147	$385,323
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,376)	(3,394)	(5,354)
Pro forma net (loss) income	$(30,966)	$293,753	$379,969
(Loss) income per share:			
Basic–as reported	$(0.16)	$1.72	$2.20
Basic–pro forma	$(0.18)	$1.70	$2.17
Diluted–as reported	$(0.16)	$1.71	$2.20
Diluted–pro forma	$(0.18)	$1.69	$2.17

A summary of the Company's stock option activity and related information are as follows:

	2002		2001		2000	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	6,156	$28	7,513	$26	5,388	$28
Granted	3,131	32	30	33	2,412	21
Exercised	(1,412)	29	(1,049)	14	(8)	22
Forfeited	(301)	34	(338)	32	(279)	27
Outstanding at end of year	7,574	$29	6,156	$28	7,513	$26
Exercisable at end of year	3,337	$28	4,477	$29	3,760	$28
Weighted-average fair value of options granted during the year	$ 5.72		$ 6.91		$ 2.71	
Shares available for future grants	4,080		6,910		6,602	

Exercise prices for options outstanding as of December 31, 2002 ranged from approximately $21 to $35, except for 56,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 5 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2002, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

8. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In Thousands)	2002	2001
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	$ 87,256	$117,745
Deferred tax liabilities related to:		
Employee and retiree benefits	104,833	89,937
Inventory	52,000	33,591
Property and equipment	18,722	22,077
Other	10,333	6,848
	185,888	152,453
Net deferred tax liability	98,632	34,708
Current portion of deferred tax liability (asset)	720	(26,277)
Non-current deferred tax liability	$ 97,912	$ 60,985

The components of income tax expense are as follows:

(In Thousands)	2002	2001	2000
Current:			
Federal	$165,289	$188,040	$223,452
State	28,952	32,530	44,689
Deferred	43,995	(21,704)	(6,714)
	$238,236	$198,866	$261,427

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of an accounting change are as follows:

(In Thousands)	2002	2001	2000
Statutory rate applied to income before the cumulative effect of an accounting change	$212,008	$173,605	$226,363
Plus state income taxes, net of Federal tax benefit	23,081	19,064	28,322
Other	3,147	6,197	6,742
	$238,236	$198,866	$261,427

9. Employee Benefit Plans

The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	2002	2001	2002	2001
Changes in benefit obligation				
Net benefit obligation at beginning of year	$ 662,532	$ 573,170	$10,769	$10,537
Service cost	25,622	19,935	235	177
Interest cost	49,810	44,525	877	816
Plan participants' contributions	—	—	2,993	2,395
Plan amendments	(2,727)	1,756	—	—
Actuarial loss	55,556	44,242	677	1,588
Gross benefits paid	(21,150)	(21,096)	(5,533)	(4,744)
Net benefit obligation at end of year	$ 769,643	$662,532	$10,018	$10,769
Changes in plan assets				
Fair value of plan assets at beginning of year	$ 707,158	$702,282	$ —	$ —
Actual return on plan assets	(43,083)	25,332	—	—
Employer contributions	12,085	640	2,540	2,349
Plan participants' contribution	—	—	2,993	2,395
Gross benefits paid	(21,150)	(21,096)	(5,533)	(4,744)
Fair value of plan assets at end of year	$ 655,010	$ 707,158	$ —	$ —

The following table sets forth the funded status of the plans and the amount recognized in the consolidated balance sheets at December 31:

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	2002	2001	2002	2001
Funded status at end of year	$(114,633)	$ 44,626	$(10,018)	$(10,769)
Unrecognized net actuarial loss	318,699	148,128	3,249	2,839
Unrecognized prior service (income) cost	(6,460)	(6,702)	5,492	5,980
Net amount recognized at end of year	$ 197,606	$186,052	$ (1,277)	$ (1,950)

Net periodic pension cost (income) included the following components:

	Pension Benefits			Other Postretirement Benefits		
(In Thousands)	2002	2001	2000	2002	2001	2000
Service cost	$ 25,622	$ 19,935	$ 18,859	$ 235	$ 177	$ 88
Interest cost	49,810	44,525	41,363	877	816	672
Expected return on plan assets	(72,887)	(72,167)	(69,154)	—	—	—
Amortization of unrecognized transition obligation	—	260	260	—	—	—
Amortization of prior service (cost) income	(2,968)	(2,871)	(2,911)	487	588	588
Amortization of actuarial loss	954	531	50	268	74	—
Net periodic pension cost (income)	$ 531	$(9,787)	$(11,533)	$ 1,867	$1,655	$1,348

The assumptions used in accounting for the defined benefit plans and other postretirement plan are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Weighted-average discount rate	6.75%	7.35%	6.75%	7.35%
Rate of increase in future compensation levels	4.15%	4.15%	—	—
Expected long-term rate of return on assets	9.45%	9.85%	—	—
Health care cost trend on covered charges	—	—	10.00%	7.00%

The expected long-term rate of return on assets for measuring the pension expense or income for the year ending December 31, 2003 will be approximately 8.95%.

The effect of a one-percentage point change in the 2002 assumed health care cost trend is as follows:

(In Thousands)	Decrease	Increase
Total service and interest cost components on net periodic postretirement health care benefit cost	$(2,015)	$3,072
Accumulated postretirement benefit obligation for health care benefits	(206)	338

At December 31, 2002, the Company-sponsored pension plan held 1,619,480 shares of common stock of the Company with a market value of approximately $49,880,000. Dividend payments received by the plan on Company stock totaled approximately $1,867,000 and $1,780,000 in 2002 and 2001, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company has a defined contribution plan which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $6,112,000 in 2002, $5,901,000 in 2001 and $5,751,000 in 2000.

10. Guarantees

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the lease properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation at December 31, 2002 is approximately $66,000,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The Company also guarantees borrowings of certain independently controlled automotive parts stores (the "independents"). The total borrowings of the independents at December 31, 2002 were approximately $160,000,000. Of the total borrowings, the Company has guaranteed approximately $61,350,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guarantee obligations of the independents, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' borrowings.

11. Segment Data

The segment data for the past five years presented on page 17 is an integral part of these financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For the year ended December 31, 2001, Facility Consolidation and Impairment Charges discussed in Note 3 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. In connection with a 2000 management reporting change, certain corporate expenses were reclassified to the automotive segment for all years presented. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.

BOARD OF DIRECTORS

Dr. Mary B. Bullock
President-Agnes Scott College

Richard W. Courts, II
Chairman of the Board of Directors of Atlantic Investment Company

Bradley Currey, Jr.
Retired Chairman of the Board of Directors of Rock-Tenn Company

Jean Douville
Chairman of the Board of Directors UAP Inc.

Robert P. Forrestal
Of Counsel, Law Firm of Smith, Gambrell & Russell

Thomas C. Gallagher
President and Chief Operating Officer

John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation

Michael M. E. Johns, MD
Executive Vice President for Health Affairs and
Director of the Health Sciences Center Emory University

J. Hicks Lanier
Chairman of the Board of Directors, President and Chief Executive Officer of Oxford Industries, Inc.

Larry L. Prince
Chairman of the Board of Directors and Chief Executive Officer

Alana S. Shepherd
Secretary of the Board of Directors of The Shepherd Center

Lawrence G. Steiner
Chairman of the Board of Directors and Chief Executive Officer
of Ameripride Services, Inc.

James B. Williams
Chairman of the Executive Committee of SunTrust Banks, Inc.

CORPORATE OFFICERS

Larry L. Prince
Chairman of the Board of Directors and Chief Executive Officer

Thomas C. Gallagher
President and Chief Operating Officer

George W. Kalafut
Executive Vice President

Jerry W. Nix
Executive Vice President-Finance

G. Thomas Braswell
Senior Vice President-Information Technology

Robert J. Susor
Senior Vice President-Market Development

Edward J. Van Stedum
Senior Vice President-Human Resources

R. Craig Bierman
Vice President-Planning and E-Commerce

Treg S. Brown
Vice President-Planning and Acquisitions

R. Bruce Clayton
Vice President-Risk Management and Employee Services

Frank M. Howard
Vice President and Treasurer

Karl J. Koenig
Vice President-Real Estate and Construction

Scott C. Smith
Vice President-Corporate Counsel

Carol B. Yancey
Vice President and Corporate Secretary

U.S. AUTOMOTIVE PARTS GROUP

Robert E. McKenna
President

Glenn M. Chambers
Executive Vice President-Operations

Stephen C. Handschuh
Executive Vice President-Sales and Marketing

D. Gary Silva
Senior Vice President-Product and Merchandising

John J. Hanighen IV
Senior Vice President-Business Systems

Jay C. Burnworth
Vice President-Information Systems-TAMS

David P. Cockerill
Vice President-Accounting and Information Systems

Richard A. Geiger
Vice President-Finance

Thomas E. Hancock
Vice President-Growth Capital Program

Mark W. Hohe
Vice President-Store Operations

Greg A. Lancour
Vice President-Product Management

Joe H. Lindsay
Vice President-Human Resources

Robert K. Reinkemyer
Vice President-Operations

Michael L. Swartz
Vice President-Inventory and Procurement

W. Larry Bevil
Assistant Vice President-Information Systems

MIDWEST GROUP

Albert T. Donnon, Jr., Group Vice President
Lee A. Maher, Division Vice President-Distribution
James A. Carroll, Regional Vice President-Store Operations
Stuart A. Kambury, Regional Vice President-Store Operations

NORTHEAST GROUP

Grant L. Morris, Group Vice President
Michael J. Kelleher, Division Vice President-Distribution
Kevin M. Chase, Regional Vice President-Store Operations

SOUTHEAST GROUP

Keith A. Bealmear, Group Vice President
Michael A. Barbee, Division Vice President-Distribution
Robert H. Davis, Regional Vice President-Store Operations
Grantland E. McGee, Regional Vice President-Store Operations

WESTERN GROUP

Daniel F. Askey, Group Vice President
Scott A. Carlson, Division Vice President-Distribution
Cary Carter, Regional Vice President-Store Operations
Bradley A. Shaffer, Regional Vice President-Store Operations

REMANUFACTURING DIVISION (ATLANTA, GA)

Charles T. White, President
J. Richard Borman, Executive Vice President
Michael S. Gaffney II, Vice President-Product Management
Benjamin F. Lowe, Vice President-New Business Development
Steven C. Schwan, Vice President-Electrical Sales
Jerry W. Wilson, Vice President-Human Resources

SUBSIDIARIES

BALKAMP, INC. (INDIANAPOLIS, IN)
William E. Turnbull
Chairman of the Board and President

James S. Robinson
Executive Vice President

Frank C. Amato
Senior Vice President- Business Development

Arthur P. Brown
Senior Vice President- Employee Development and Secretary

Mary F. Knudsen
Vice President- Finance and Treasurer

GRUPO AUTO TODO (PUEBLA, MEXICO)
George K. Christensen
President

Juan Lujambio
Executive Vice President- Sales and Marketing

Jorge Otero
Vice President- Finance

JOHNSON INDUSTRIES (ATLANTA, GA)
Buddy L. Johnson
Chairman of the Board and Chief Executive Officer

Terry K. Johnson
President

Randy J. Kulamer
Executive Vice President

M. Chester Burge, Jr.
Vice President- Finance and Treasurer

NAPA CANADA
UAP Inc. (Montreal)
Jean Douville
Chairman of the Board

Larry R. Samuelson
President and Chief Executive Officer

Robert Hattem
Executive Vice President- Heavy Vehicle Parts Division

Pierre Lefebvre
Vice President- Finance and Secretary

MOTION INDUSTRIES (BIRMINGHAM, AL)
William J. Stevens
President and Chief Executive Officer

G. Harold Dunaway, Jr.
Executive Vice President- Finance and Administration

Thomas L. Miller
Group Vice President- Central

Mark W. Sheehan
Group Vice President- East

Robert J. Summerlin
Group Vice President- West

Ralph E. Buntyn
Senior Vice President- Marketing

Ellen H. Holladay
Senior Vice President and Chief Information Officer

William E. Horn
Senior Vice President- Corporate Accounts

M. Wayne Law
Senior Vice President- Corporate Purchasing and Distribution

Thomas S. Robertshaw
Senior Vice President- Sales

Donald R. Wells
Senior Vice President- Human Resources

James L. Clark
Vice President- MI Industrial

James H. McCullar
Vice President- Integrated Services

MOTION INDUSTRIES (CANADA), INC. (TORONTO, ONTARIO)
William J. Stevens
Chairman of the Board

Mark W. Sheehan
President and Chief Executive Officer

Ronald J. Watts
Executive Vice President

Kelly Kanashiro
Vice President- Purchasing

S.P. RICHARDS COMPANY (ATLANTA, GA)
Robert L. Pitts
Chairman of the Board

C. Wayne Beacham
President and Chief Executive Officer

Paul D. Donahue
Executive Vice President- Sales and Marketing

Robert J. Fornal
Executive Vice President- Operations

William H. Hurley
Senior Vice President- Marketing

Steve E. Lynn
Senior Vice President- Merchandising

Peter A. Viehweg
Senior Vice President- Logistics

Richard J. Aievoli
Vice President- Furniture/Sales and Marketing

Martin J. Bonk
Vice President- Merchandising

James H. Duke
Vice President- Merchandising

John E. Elliott
Vice President- Advertising

Donald C. Mikolasy
Vice President- Sales

Robert J. Kelly
Vice President- Sales Operations

G. Henry Martin
Vice President- Human Resources

James C. Moseley
Vice President- Management Information Systems

James F. O'Brien
Vice President- Dealer Development

Boyd E. Rice
Vice President and Chief Information Officer

Thomas M. Testa
Vice President- Sales

J. Phillip Welch
Vice President- Finance, Controller and Secretary

Warren H. Williams
Treasurer

Lester P. Christian
Vice President- Southeast Division

Michael A. Maggio
Vice President- Northeast Division

Gregory L. Nissen
Vice President- Western Division

James P. O'Connor
Vice President- South Central Division

Richard A. Wiltz
Vice President- North Central Division

HORIZON (RENO, NV)
Roger H. Woodward
President and Chief Executive Officer

S.P. RICHARDS CANADA (VANCOUVER)
Roger H. Woodward
Managing Director

EIS, INC. (ATLANTA, GA)
R. David James
Chairman and Chief Executive Officer

Robert W. Thomas
President and Chief Operating Officer

Robert R. Gannon
Executive Vice President

John A. Steel
Senior Vice President

Robert E. Watts
Vice President, Secretary and Treasurer

William C. Knight
Vice President- Logistics

SHAREHOLDER INFORMATION

Stock Listing
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC."

Stock Transfer Agent, Registrar of Stock and Dividend Disbursing Agent
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625
(800) 568-3476
(404) 588-7815 (in Georgia)

Shareholder Services
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent. You may send written requests to:
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625

Dividend Reinvestment Plan
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

Form 10-K Information
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:
Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

Investor Relations
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contact: Mr. Jerry Nix, Executive Vice President-Finance and Chief Financial Officer, at (770) 953-1700.

Annual Shareholders' Meeting
The annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 21, 2003.

Independent Auditors
Ernst & Young LLP - Atlanta, Georgia

General Counsel
Alston & Bird LLP - Atlanta, Georgia

Executive Offices
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
(770) 953-1700

Year	Net Sales	Income Before Income Taxes	Income Taxes	Net Income	Shareholders' Equity End of Year
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	482,525	16,839	2,787	14,052	90,187
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	1,520,199	72,622	17,647	54,975	240,140
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	6,592,707	337,252	204,234	133,018	859,449
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	18,531,472	1,088,967	429,045	659,922	3,029,334
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	28,468,962	1,416,235	744,330	671,905	5,647,553
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	48,140,313	3,328,598	1,752,800	1,575,798	8,969,272
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	90,248,450	7,107,524	3,795,000	3,312,524	19,213,273
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	204,893,008	14,918,758	7,272,000	7,491,411	55,679,256
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	450,500,768	36,104,767	18,200,000	17,567,931	108,053,465
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	942,958,756	88,365,511	44,918,000	42,243,015	233,641,292
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	1,936,524,000	193,560,000	92,552,000	100,167,000	581,915,000
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	2,606,246,000	262,068,000	113,776,000	148,292,000	760,256,000
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	3,668,814,000	353,998,000	134,210,000	219,788,000	1,235,366,000
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	5,981,224,000	565,600,000	223,203,000	342,397,000	1,859,468,000
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000
2002	8,258,927,000	605,736,000	238,236,000	367,500,000**	2,130,009,000

Financial Information As Reported In The Company's Annual Reports (includes discontinued operations)
*Excludes unusual charges **Excludes cumulative effect adjustment

GENUINE PARTS COMPANY
2999 Circle 75 Parkway Atlanta, Georgia 30339
770.953.1700 www.genpt.com